Exhibit 2.2

CO-OPERATION AGREEMENT

DATED 9 AUGUST 2017

WORLDPAY GROUP PLC

AND

VANTIV, INC.

AND

VANTIV UK LIMITED

THIS AGREEMENT is made on 9 August 2017

BETWEEN:

(1)	WORLDPAY GROUP PLC a company incorporated in England and Wales (registered number 08762327) whose registered office is at The Walbrook Building, 25 Walbrook, London EC4N 8AF (Worldpay); and

(2)	VANTIV, INC., a Delaware corporation whose principal place of business is at 8500 Governor’s Hill Drive, Symmes Township, Ohio 45249, USA (Vantiv); and

(3)	VANTIV UK LIMITED, a company incorporated in England and Wales (registered number 10889371) whose registered office is at c/o Skadden, Arps, Slate, Meagher & Flom (UK) LLP, 40 Bank Street, Canary Wharf, London E14 5DS (Vantiv Bidco).

BACKGROUND:

(A)	Vantiv and Vantiv Bidco, an indirect subsidiary of Vantiv, propose to announce a firm intention to make an offer for the entire issued and to be issued ordinary share capital of Worldpay on the terms and subject to the conditions set out in the Announcement (as defined below).

(B)	It is intended that the Transaction (as defined below) will be effected by way of a court-sanctioned scheme of arrangement pursuant to Part 26 of the Act (as defined below). Vantiv has, however, reserved the right as described in clause 8 to elect to implement the Transaction by way of a takeover offer (as defined in Part 28 of the Act) in certain circumstances, subject to the terms of this agreement.

(C)	The parties have agreed to take certain steps to facilitate completion of the Transaction and are entering into this agreement to record their respective obligations relating to such matters.

IT IS AGREED as follows:

1.	INTERPRETATION

1.1	In addition to terms defined elsewhere in this agreement, the definitions and other provisions in Schedule 2 apply throughout this agreement, unless the contrary intention appears.

1.2	In this agreement, unless the contrary intention appears, a reference to a clause, subclause or schedule is a reference to a clause, subclause or schedule of or to this agreement. The schedules form part of this agreement.

1.3	The headings in this agreement do not affect its interpretation.

2.	EFFECTIVENESS AND THE TERMS OF THE TRANSACTION

2.1	The obligations of the parties under this agreement (other than this clause 2.1, clauses 17 to 24 and Schedule 2) shall be conditional on the release of the Announcement via a Regulatory Information Service at or before 8 a.m. on the date of this agreement, or such later time and date as the parties may agree. This clause 2.1, clauses 17 to 24 and Schedule 2 shall take effect on and from the date of this agreement.

2.2	The terms of the Transaction shall be as set out in the Announcement and as may otherwise be agreed by the parties in writing and, where required by the Code, approved by the Panel. The terms of the Transaction at the date of posting of the Scheme Document or following an Agreed Switch any Offer Document shall be set out in the Scheme Document or the Offer Document (as applicable).

3.	REGULATORY CONDITIONS AND OTHER CLEARANCES

3.1	Worldpay, Vantiv and Vantiv Bidco, acting jointly and taking due account of their respective legal obligations with respect to the Clearances, shall be responsible for determining the strategy to be pursued for obtaining the Clearances and satisfying the Regulatory Conditions.

3.2	Each of Vantiv and Vantiv Bidco shall use all reasonable endeavours to secure the Clearances and the satisfaction of the Regulatory Conditions as soon as reasonably practicable following the date of this agreement, so that the Effective Date occurs before the Long Stop Date.

3.3	Vantiv and Vantiv Bidco shall submit to the Relevant Authorities all necessary filings in connection with the Clearances as soon as reasonably practicable following the date of this agreement.

3.4	Each of Vantiv and Worldpay undertakes to the other until termination of this agreement in accordance with its terms:

(a)	to provide to the other, as promptly as reasonably practicable, and in any event before any applicable deadline or due date, all such information as may reasonably be requested by the other in order to determine in which jurisdictions any regulatory, merger control or other filing with a Relevant Authority may be necessary or desirable for the purposes of obtaining the Clearances;

(b)	to provide, or procure the provision of, to the other party (or its advisers) draft copies of all filings, notifications, submissions and written communications to be made to any Relevant Authority by or on behalf of that party in relation to obtaining any Clearance, at such time as will allow the other party a reasonable opportunity to provide comments on such filings, notifications, submissions and communications before they are submitted or sent, provided that it is reasonably practicable to do so;

(c)	to take into account such comments provided by the other in accordance with subclause 3.4(b) as are reasonable, where it is reasonably practicable to do so within the applicable deadline or due date;

(d)	to provide to the other, as promptly as reasonably practicable and in any event before any applicable deadline or due date, all such information as may reasonably be requested by the other for inclusion in any initial or subsequent submission to be made to any Relevant Authority for the purposes of obtaining any Clearance;

(e)	as promptly as reasonably practicable, to co-operate with the other and provide all reasonable assistance in applying for all necessary Clearances;

(f)	subject to Law and clause 3.6, as promptly as reasonably practicable, to respond to any request for information by any Relevant Authority in connection with its examination of whether to grant any of the Clearances;

(g)	subject to Law and clause 3.6, promptly to notify the other party and provide copies of any material communications with any Relevant Authority in connection with obtaining the Clearances;

(h)	subject to Law and clause 3.6, to use all reasonable endeavours to procure that each party and its advisers are able to attend any significant meetings or hearings and participate in any substantive discussions with any Relevant Authority in connection with obtaining the Clearances;

(i)	subject to clause 3.6, to keep the other party informed reasonably promptly of developments which are material or potentially material to the obtaining of the Clearances, save that nothing in this agreement shall oblige Vantiv to waive any Condition or treat any Condition as satisfied;

(j)	to keep the other party reasonably informed of the progress towards satisfaction (or otherwise) of the Regulatory Conditions and towards obtaining the Clearances and, if one party is or becomes aware of any matter which might reasonably be considered to be material in the context of the satisfaction of any Clearance, that party will as soon as reasonably practicable make the substance of such matter known to the other parties and, so far as it is aware of the same, provide such details and further information as that other party may reasonably request; and

(k)	not to withdraw a filing, submission or notification made to a Relevant Authority in connection with the Clearances without the prior written consent of the other party.

3.5	Nothing contained in this agreement shall require Vantiv or any member of its Group to:

(a)	agree to any undertaking, commitment and/or assurance as a condition of obtaining any Clearances; or

(b)	divest, sell, hold separate, licence or otherwise dispose of, or agree to any condition to or limitation on the operation of, any of their existing assets or businesses.

3.6	Nothing in this agreement shall require a party to disclose to or receive from the other any information:

(a)	which the disclosing party reasonably considers to be competitively sensitive information or which contains business secrets;

(b)	which the disclosing party is prohibited from disclosing by Law or the terms of any contract; or

(c)	where disclosure would result in the loss of any privilege that subsists in relation to such information.

In order to comply with their respective obligations under clause 3.4, the disclosure of any of the information referred to above shall be made pursuant to arrangements agreed between the parties for information to be shared between each party’s external counsel on an external counsel only basis.

3.7	Notwithstanding clause 22.1, Vantiv shall pay any filing fees payable in relation to obtaining the Clearances and shall be solely responsible and liable for such fees.

4.	PREPARATION OF PROXY STATEMENT AND VANTIV STOCKHOLDER APPROVAL

4.1	Vantiv undertakes to Worldpay to:

(a)	subject to Worldpay complying with its obligations under clause 4.2, as promptly as reasonably practicable after the date of this agreement, prepare and cause to be filed with the SEC a preliminary proxy statement in connection with the Transaction and the issuance of New Vantiv Stock (as amended and supplemented from time to time, the Proxy Statement), together with any other document required in order to obtain the approval of Vantiv’s shareholders to implement the Transaction;

(b)	provide Worldpay and its legal counsel with reasonable opportunity to review and comment on: (i) drafts of the Proxy Statement and any other document to be sent by Vantiv to the Vantiv Stockholders in connection with the Vantiv Stockholder Approval (the Vantiv Documents) before filing any such draft with the SEC or transmitting it to the Vantiv Stockholders, as applicable; and (ii) any response to comments received from the SEC. Vantiv shall in good faith consider all comments reasonably and promptly proposed by Worldpay or its legal counsel in relation to the Vantiv Documents;

(c)	as soon as reasonably practicable, notify Worldpay and provide copies of any material communications sent to or received from the SEC or any other Relevant Authority in relation to the Proxy Statement;

(d)	as soon as reasonably practicable, respond to any comments received from the SEC concerning the Proxy Statement and shall use all reasonable endeavours to resolve such comments with the SEC as promptly as possible;

(e)	use all reasonable endeavours to obtain the Proxy Approval as soon as practicable after the date of this agreement;

(f)	transmit the Proxy Statement to Vantiv Stockholders as soon as reasonably practicable after being informed by the SEC that it has no further comments on the document;

(g)	in accordance with Law, Vantiv’s certificate of incorporation and by-laws and the rules of the New York Stock Exchange to call, give notice of, convene and hold the Vantiv Stockholder Meeting as soon as reasonably practicable after receipt of the Proxy Approval;

(h)	cause the Vantiv Stockholder Meeting to be held prior to the date of the Worldpay Shareholder Meetings, it being acknowledged and agreed that Vantiv shall not be able to invoke any Shareholder Approval Condition or exercise its right to implement the Transaction by way of an Offer under subclause 8.1(b) where the applicable meetings have not been held by the applicable long stop date set out in the Scheme Document solely as a result of the Vantiv Stockholder Meeting not yet having been held;

(i)	use all reasonable endeavours to obtain the Vantiv Stockholder Approval, including using all reasonable endeavours to solicit from Vantiv Stockholders proxies in favour of the Vantiv Stockholder Approval;

(j)	use all reasonable endeavours to cause all New Vantiv Stock to be issued to Worldpay Shareholders pursuant to the Scheme or Offer (as the case may be) to be approved for listing on the New York Stock Exchange;

(k)	for so long as the Transaction is being implemented by way of the Scheme, use all reasonable endeavours to cause all New Vantiv Stock issued to Worldpay Shareholders upon the Scheme becoming effective to be issued in reliance on an exemption from the registration requirements of the Securities Act; and

(l)	procure that the New Vantiv Stock to be issued to Worldpay Shareholders pursuant to the Scheme or the Offer (as the case may be) shall be issued and credited as fully paid and rank pari passu with each other and all other Vantiv Stock.

4.2	Subject to clause 3.6, Worldpay shall provide to Vantiv, as promptly as reasonably practicable following a request, all such information concerning Worldpay and its Affiliates as may be reasonably requested by Vantiv and shall co-operate with, and provide reasonable assistance to, Vantiv in relation to the preparation of the Proxy Statement and the resolution of comments received from the SEC in respect of it.

4.3	Worldpay and Vantiv each agree to correct any information provided by them for use in the Proxy Statement in relation to them and their respective Affiliates (as applicable) to the extent that such information has become false or misleading, in each case as promptly as reasonably practicable after that party becomes aware that such information has become false or misleading.

5.	SCHEME DOCUMENT

5.1	If the Transaction is being implemented by means of the Scheme, Vantiv and Vantiv Bidco each undertake:

(a)	to provide to Worldpay, as promptly as reasonably practicable, for the purposes of inclusion in the Scheme Document or any other document required to be produced by Worldpay in connection with the Transaction, all such information about Vantiv, Vantiv Bidco, other members of the Vantiv Group and their respective Personnel as may be reasonably required by Worldpay (having regard to the Code and Law) for inclusion in such document; and

(b)	to procure that the Board of Vantiv and the Board of Vantiv Bidco (as applicable) accepts responsibility for all information in the Scheme Document relating to Vantiv and Vantiv Bidco (as applicable), other members of the Vantiv Group and their respective Personnel, in the terms required by the Code.

5.2	If any supplementary circular is required to be published by Worldpay in connection with the Scheme, Vantiv and Vantiv Bidco shall, as soon as reasonably practicable, provide such co-operation and information (including such information as is necessary for such supplementary circular or document to comply with Law) as Worldpay may reasonably request.

5.3	Vantiv agrees to correct any information provided by it for use in the Scheme Document or any supplementary circular to the extent that such information has become false or misleading as promptly as reasonably practicable after it becomes aware that such information has become false or misleading.

5.4	Each of Vantiv and Vantiv Bidco consents to the posting of the Scheme Document at or around the same time as the publication of the Proxy Statement or otherwise in accordance with the timetable agreed between the parties.

6.	VANTIV PROSPECTUS

6.1	Vantiv undertakes to Worldpay to:

(a)	use all reasonable endeavours to prepare and submit drafts of the Vantiv Prospectus for review and comment by the UK Listing Authority as promptly as reasonably practicable after the date of this agreement, together with any other document required in order for Admission to occur (the Listing Documents);

(b)	provide, or procure the provision of, to Worldpay (or its advisers) draft copies of the Vantiv Prospectus and material communications sent to the UK Listing Authority or any other Relevant Authority by or on behalf of Vantiv in relation to the Vantiv Prospectus, at such time as will allow Worldpay a reasonable opportunity to provide comments on the Vantiv Prospectus and such communications before they are submitted or sent, provided that it is reasonably practicable to do so;

(c)	in good faith consider all comments reasonably and promptly proposed by Worldpay or its legal counsel in relation to the Vantiv Prospectus, including any response to comments received from the UK Listing Authority;

(d)	as soon as reasonably practicable, notify Worldpay and provide copies of any material communications sent to or received from the UK Listing Authority or any other Relevant Authority in relation to the Vantiv Prospectus;

(e)	as soon as reasonably practicable, respond to any comments received from the UK Listing Authority concerning the Listing Documents and shall use all reasonable endeavours to resolve such comments with the UK Listing Authority as promptly as possible;

(f)	keep Worldpay informed reasonably promptly of developments which are material in relation to the Listing Documents and the approval of the Vantiv Prospectus by the UK Listing Authority;

(g)	use all reasonable endeavours to obtain the approval of the Vantiv Prospectus by the UK Listing Authority as soon as practicable after the date of this agreement;

(h)	use all reasonable endeavours to cause the Vantiv Prospectus to be dispatched and published (subject to approval from the UK Listing Authority to do the same), as soon as reasonably practicable after being informed by the UK Listing Authority that it has no further comments on the Vantiv Prospectus; and

(i)	use all reasonable endeavours to cause Admission of the New Vantiv Stock to be issued to Worldpay Shareholders pursuant to the Scheme or Offer (as the case may be) to occur.

6.2	Worldpay undertakes to provide Vantiv with all such information about itself, its Group and its directors (including all requisite financial information and reports) as may be reasonably requested and which is required for the purpose of inclusion in the Vantiv Prospectus (or any Supplemental Prospectus) and to provide all other assistance which may reasonably be required in connection with the preparation of the Vantiv Prospectus (or any Supplemental Prospectus) to the standard that is required for Vantiv to meet its legal and regulatory obligations in relation to the preparation of the Vantiv Prospectus (or any Supplemental Prospectus, as applicable).

6.3	Worldpay agrees to correct any information provided for use in the Vantiv Prospectus or any Supplemental Prospectus to the extent that such information has become false or misleading as promptly as reasonably practicable after it becomes aware that such information has become false or misleading.

7.	IMPLEMENTATION OF THE SCHEME

7.1	For so long as the Transaction is being implemented by means of the Scheme, each of Vantiv and Vantiv Bidco undertakes to Worldpay:

(a)	to co-operate with Worldpay and its advisers to implement the Transaction in accordance with, and subject to the terms and conditions set out in, the Announcement and the Scheme Document (or Offer Document), save to the extent that to do so would be inconsistent with any provision of this agreement;

(b)	that before the Sanction Hearing, Vantiv and/or Vantiv Bidco shall deliver a notice in writing to Worldpay either:

(i)	confirming the satisfaction or waiver of all Conditions (other than the Scheme Conditions); or

(ii)	if applicable, confirming its (or, if applicable, Vantiv Bidco’s) intention to invoke a Condition (if permitted by the Panel) and, subject to clause 3.6, providing Worldpay with details of the event which has occurred, or circumstances which have arisen, which Vantiv reasonably considers to be sufficiently material for the Panel to permit it to invoke the Condition (and shall provide Worldpay with reasonable opportunity to remedy such matter); and

(c)	to the extent that all the Conditions (other than the Scheme Conditions) have been satisfied or waived on or before the date of the Sanction Hearing, Vantiv shall instruct counsel to appear on Vantiv’s and/or Vantiv Bidco’s behalf at the Sanction Hearing and to undertake to the Court to be bound by the terms of the Scheme in so far as it relates to Vantiv and Vantiv Bidco.

8.	SWITCHING TO AN OFFER

8.1	Subject to the consent of the Panel, Vantiv and/or Vantiv Bidco may elect to implement the Transaction by way of an Offer rather than the Scheme only where:

(a)	Worldpay provides its prior written consent (an Agreed Switch);

(b)	subject to subclause 4.1(h), in the event that:

(i)	the Worldpay Court Meeting and the Worldpay General Meeting are not held on or before the 22nd day after the expected date of such meetings as set out in the Scheme Document (or such later date as may be agreed in writing between the parties with the consent of the Panel and the approval of the Court (if such approval is required)) unless: (a) a supplementary circular is required to be published in connection with the Scheme, and as a result the Worldpay Court Meeting and the Worldpay General Meeting cannot be held by such date in compliance with the Code and Law, provided that Worldpay has used all reasonable endeavours to publish the supplementary circular as soon as reasonably practicable after the date on which the requirement to publish a supplementary circular arises; or (b) Vantiv has committed a breach of clause 5.2 and such breach has caused the delay; or

(ii)	the Sanction Hearing is not held on or before the 22nd day after the expected date of such hearing as set out in the Scheme Document (or such later date as may be agreed in writing between the parties with the consent of the Panel and the approval of the Court (if such approval is required)) unless: (a) a supplementary circular is required to be published in connection with the Scheme, and as a result the Sanction Hearing cannot be held by such date in compliance with the Code and Law, provided that Worldpay has used all reasonable endeavours to publish the supplementary circular as soon as reasonably practicable after the date on which the requirement to publish a supplementary circular arises; or (b) Vantiv has committed a breach of clause 5.2 and such breach has caused the delay;

(c)	the Board of Worldpay withdraws or materially and adversely qualifies the Worldpay Recommendation; or

(d)	a third party announces a firm intention to make an offer for the entire issued and to be issued ordinary share capital of Worldpay and the Board of Worldpay recommends the Worldpay Shareholders to accept such offer (or, if it is to be implemented by way of a scheme of arrangement pursuant to Part 26 of the Act, to vote in favour of such scheme) or fails to publicly reaffirm its unanimous and unconditional recommendation to the Worldpay Shareholders to vote in favour of the Scheme within 5 days of being requested by Vantiv in writing to do so.

8.2	In the event of an Agreed Switch:

(a)	the acceptance condition to the Offer (the Acceptance Condition) shall be set at not less than 90 per cent. of the Worldpay Shares to which the Offer relates (or such lesser percentage as may be agreed between the parties in writing after, to the extent necessary, consultation with the Panel, being in any case more than 50 per cent. of Worldpay Shares to which the Offer relates), and shall not be capable of being waived below that level unless Worldpay agrees to such waiver;

(b)	Vantiv and Vantiv Bidco shall not take any action which would cause the Offer not to proceed, to lapse or to be withdrawn in each case for non-fulfilment of the Acceptance Condition prior to the 60th day after publication of the Offer Document and Vantiv and Vantiv Bidco shall ensure that the Offer remains open until such time;

(c)	the parties agree that the Offer shall include conditions to the implementation of the Transaction that, in the aggregate, are not more onerous to fulfil than the Conditions, subject to any modifications or amendments which may be required by the Panel or which are necessary as a result of such switch;

(d)	Vantiv shall keep Worldpay informed, on a regular basis and in any event by the next Business Day following a request from Worldpay of the number of Worldpay Shareholders that have validly returned their acceptance or withdrawal forms or incorrectly completed their acceptance or withdrawal forms and the identity of such shareholders; and

(e)	Vantiv and Vantiv Bidco shall:

(i)	prepare the Offer Document and shall consult Worldpay in relation to it;

(ii)	submit, or procure the submission of drafts and revised drafts of the Offer Document to Worldpay for review and comment and shall take into account any reasonable comments from Worldpay for the purposes of preparing revised drafts; and

(iii)	seek to obtain Worldpay’s approval for the contents of the Worldpay Information in the Offer Document before it is posted or published and afford Worldpay sufficient time to consider such documents in order to give its approval.

8.3	In the event of an Agreed Switch only:

(a)	Vantiv shall, as promptly as reasonably practicable following such election:

(i)	prepare and cause to be filed with the SEC a registration statement on Form S-4 with respect to the New Vantiv Stock to be issued to Worldpay Shareholders in connection with the Transaction (the Registration Statement) and the obligations of Vantiv in subclauses 4.1(b) to 4.1(d), 4.2 and 4.3 shall apply to the process for preparation of such Registration Statement mutatis mutandis; and

(ii)	make all necessary filings with the SEC with respect to such Offer and shall comply with all applicable rules and regulations under the Exchange Act including Regulation 14E and the rules promulgated thereunder; and

(b)	Vantiv shall use all reasonable endeavours, and Worldpay will reasonably co-operate with Vantiv, to:

(i)	cause the Registration Statement to become effective as promptly as practicable following its filing;

(ii)	resolve any comments from the SEC as promptly as practicable following receipt; and

(iii)	keep the Registration Statement effective as long as is necessary to consummate the Offer.

9.	EMPLOYEE RELATED MATTERS

The parties agree that the provisions of Schedule 1 shall apply in respect of certain employee and share scheme related matters.

10.	INTEGRATION MATTERS

10.1	As soon as reasonably practicable following the date of this agreement, Vantiv agrees that it will invite Worldpay to establish a joint integration team to plan for the post-closing integration of the two businesses, provided that, in the event that any competitively sensitive information is to be disclosed, the disclosing party shall disclose the relevant information pursuant to appropriate “clean team” arrangements as may be agreed between the parties.

10.2	Vantiv agrees that, prior to the Effective Date, it will not contact or issue any communication to any employee of Worldpay, or otherwise make any announcement which refers or relates to any employee of Worldpay, without the prior written consent of Worldpay.

11.	VANTIV CORPORATE GOVERNANCE

11.1	For the purposes of this clause 11:

Corporate Governance Article means additional new provisions in Vantiv’s by-laws to ensure that:

(a)	on the Effective Date, Philip Jansen and Charles Drucker shall be appointed as Co-Chief Executive Officers of Vantiv;

(b)	for a period of two years following the Effective Date, Philip Jansen and Charles Drucker may only be removed from their post as Co-Chief Executive Officers of Vantiv by a Supermajority Vote, unless they voluntarily resign from that post or unless such removal is for Cause, provided that for the purposes of this clause 11.1(b) only, Cause shall not include a criminal offence: (i) under any road traffic legislation for which a penalty of imprisonment cannot be imposed; or (ii) which does not have a material impact on his duties as a Co-Chief Executive Officer of Vantiv; and

(c)	for a period of two years following the Effective Date, no amendment or modification of the provisions referred to in (a) and (b) above shall be made without approval by a Supermajority Vote.

Supermajority Vote means the approval of at least 75 per cent. of the directors of Vantiv.

11.2	Vantiv undertakes to Worldpay to amend Vantiv’s by-laws so as to include the Corporate Governance Article with effect from the Effective Date.

12.	CODE

12.1	The parties agree that, if the Panel determines that any provision of this agreement that requires Worldpay to take or not to take action, whether as a direct obligation or as a condition to any other person’s obligation (however expressed), is not permitted by Rule 21.2 of the Code, that provision shall have no effect and shall be disregarded.

12.2	Nothing in this agreement shall be taken to restrict or limit either party or members of their respective Boards or any other member of either party’s Group from complying with all relevant legislation, orders of court or regulations, including without limitation, the Code, the Listing Rules or the rules and regulations of any applicable regulatory body.

13.	TERMINATION

13.1	Subject to clauses 13.2 and 13.3, all rights and obligations of the parties under this agreement shall terminate as follows:

(a)	if agreed in writing between Vantiv and Worldpay;

(b)	upon service of written notice by: (i) Worldpay to Vantiv; or (ii) Vantiv to Worldpay:

(i)	if the Scheme Document does not include the Worldpay Recommendation or, following an Agreed Switch, the Offer document does not include the Worldpay Recommendation;

(ii)	if the Board of Worldpay withdraws the Worldpay Recommendation;

(iii)	if Worldpay makes an announcement before publication of the Scheme Document that it will not convene the Worldpay Court Meeting or the Worldpay General Meeting or that it intends not to post the Scheme Document (otherwise than as a result of an Agreed Switch); or

(iv)	if the Effective Date has not occurred on or prior to the Long Stop Date;

(c)	if a Competing Transaction completes, becomes effective or becomes unconditional in all respects;

(d)	upon service of written notice by Vantiv to Worldpay if a Competing Transaction is announced and such Competing Transaction is recommended by the Board of Worldpay;

(e)	upon service of written notice by Worldpay to Vantiv if the Proxy Statement and (if different) the document convening the Vantiv Stockholder Meeting do not include the Vantiv Recommendation, or Vantiv makes an announcement before the publication of such document that: (i) the board of directors of Vantiv no longer intends to make such recommendation or intends to adversely modify or qualify such recommendation, (ii) it will not convene the Vantiv Stockholder Meeting, or (iii) it does not intend to post the Proxy Statement or to convene the Vantiv Stockholder Meeting; and

(f)	if any Condition has been invoked, with the consent of the Panel, and the Scheme has been withdrawn (otherwise than as a result of an Agreed Switch) or, following an Agreed Switch, the Offer lapses.

13.2	Termination of this agreement shall be without prejudice to any rights of any of the parties which have arisen at or prior to termination.

13.3	This clause 13 and clauses 1 and 17 to 24 and Schedule 2 shall survive termination of this agreement.

14.	CONDUCT OF BUSINESS

14.1	Except: (i) with the prior written consent of Worldpay; (ii) as required by Law; (iii) as expressly contemplated by this agreement or the Announcement; or (iv) as permitted or required pursuant to the Exchange Agreement, Vantiv shall not (and shall procure that no member of its Group shall) before the Effective Date:

(a)	other than in satisfaction of options or awards in respect of Vantiv Stock granted to employees in the normal and ordinary course and in accordance with Vantiv’s employee incentive plans, the rules of which have been disclosed in writing to Worldpay before the date of this agreement:

(i)	allot or issue any shares in common stock of Vantiv or any securities convertible into shares in common stock of Vantiv or which otherwise refer to the value of shares in common stock of Vantiv; or

(ii)	grant any option over or right to subscribe for any shares in common stock of Vantiv or any securities referred to in (i) above; or

(b)	consolidate, sub-divide, reclassify, redeem or repurchase any Vantiv Stock.

14.2	Except: (i) with the prior written consent of Worldpay; (ii) as required by Law; (iii) as expressly contemplated by this agreement or the Announcement; (iv) as required of Vantiv (an any member of Vantiv’s Group) pursuant to the Amended and Restated Certificate of Incorporation and the Second Amended and Restated Limited Liability Company Agreement; (v) as permitted or required pursuant to the Exchange Agreement; or (iv) as contemplated by the Transaction Agreement, Vantiv shall not (and shall procure that no member of its Group shall) before the Effective Date:

(a)	authorise, declare or pay any dividends on or make any distribution in cash or otherwise with respect to Vantiv Stock, except that it may do so with reference to a record date after the Effective Date so that after the Transaction is completed, the New Vantiv Stock will rank pari passu with all other Vantiv Stock with respect to participation in such dividend or other distribution;

(b)	amend its organisational documents;

(c)	adopt a plan of complete or partial liquidation or dissolution;

(d)	delist the Vantiv Stock from the New York Stock Exchange; or

(e)	agree, resolve, commit or announce its intention to do any of the foregoing (as applicable), whether conditionally or unconditionally.

15.	ANNOUNCEMENTS

15.1	Subject to clause 15.2, before satisfaction or waiver (as the case may be) of the Conditions, other than the Announcement, no announcement or statement shall be made by Vantiv or any member of its Group in connection with the Transaction, except on a joint basis or on terms agreed in advance with Worldpay.

15.2	The restriction in clause 15.1 shall not apply to:

(a)	any announcement or statement required by Law, the Panel, the UK Listing Authority, the SEC or the rules of any relevant stock exchange, provided that Vantiv will, if practicable, consult in good faith with Worldpay as to the content and timing of such announcement or statement and the extent of the required disclosure, giving Worldpay a reasonable opportunity to provide comments on the form and content of such announcement;

(b)	any announcement or statement made by Vantiv to the extent that it relates to proxy solicitation or other communications to Vantiv Stockholders for the purposes of obtaining or relating to the Vantiv Stockholder Approval (provided that Vantiv will, if practicable, consult in good faith with Worldpay as to the content and timing of such communications and that the consultation obligations relating to the Proxy Statement set out in subclause 4.1(b) continue to apply); or

(c)	any announcement or statement made by Vantiv (i) in relation to the announcement of an Offer in the circumstances set out in subclause 8.1(b) to 8.1(d) (inclusive); (ii) in response to a Competing Transaction; or (iii) in relation to a Vantiv Adverse Recommendation Change.

16.	DIRECTORS’ AND OFFICERS’ INSURANCE

16.1	If and to the extent such obligations are permitted by Law, for six years after the Effective Date, Vantiv shall procure that the members of the Worldpay Group indemnify their respective directors, officers and Indemnified Executives, and to advance their costs and expenses, in each case with respect to matters existing or occurring before the Effective Date.

16.2	With effect from the Effective Date, Vantiv shall procure the provision of directors’ and officers’ liability insurance cover for both current and former directors, officers and Indemnified Executives of the Worldpay Group, including directors, officers and Indemnified Executives who retire or whose employment is terminated as a result of the Transaction, for acts and omissions up to and including the Effective Date, in the form of runoff cover for a period of six years following the Effective Date. Such insurance cover shall be with reputable insurers and provide cover, in terms of amount and breadth, substantially equivalent to that provided under the Worldpay Group’s directors’ and officers’ liability insurance as at the date of this agreement.

16.3	Each of the directors and officers of the Worldpay Group to which this clause 16 applies shall have the right to enforce his or her rights against Vantiv under this clause 16 under the Contracts (Rights of Third Parties) Act 1999.

17.	VANTIV GUARANTEE

17.1	Vantiv irrevocably and unconditionally guarantees to Worldpay the performance and observance by Vantiv Bidco of all its obligations under this agreement (the Guarantee).

17.2	The Guarantee is to be a continuing security which shall remain in full force and effect until the obligations of Vantiv Bidco under this agreement have been fulfilled or shall have expired in accordance with the terms of this agreement and the Guarantee is to be, in addition and without prejudice to, and shall not merge with, any other right, remedy, guarantee or security which Worldpay may now or hereafter hold in respect of all or any of the obligations of Vantiv Bidco under this agreement, provided that in no circumstances shall the Guarantee entitle Worldpay to recover more than once with respect to the same loss, including to the extent the loss is recovered in whole or in part other than pursuant to the Guarantee.

17.3	The liability of Vantiv under the Guarantee shall not be affected, impaired or discharged by reason of any act, omission, matter or thing which, but for this provision, might operate to release or otherwise exonerate Vantiv Bidco from its obligations hereunder including, without limitation:

(a)	any amendment, variation or modification to, or replacement of this agreement;

(b)	the taking, variation, compromise, renewal, release, refusal or neglect to perfect or enforce any rights, remedies or securities against Vantiv Bidco or any other person;

(c)	any time or indulgence or waiver given to, or composition made with, Vantiv Bidco or any other person;

(d)	Vantiv Bidco becoming insolvent, going into receivership or liquidation or having an administrator appointed.

17.4	The Guarantee shall constitute primary obligations of Vantiv, and Worldpay shall not be obliged to make any demand on Vantiv Bidco or any other person before enforcing its rights against Vantiv under the Guarantee.

17.5	If at any time any one or more of the provisions of the Guarantee is or becomes invalid, illegal or unenforceable in any respect under any law, the validity, legality and enforceability of the remaining provisions hereof shall not be in any way affected if impaired thereby.

18.	WARRANTIES

Each party warrants to each other party on the date of this agreement that:

(a)	it has the power to execute and deliver this agreement and to perform its obligations under it and has taken all action necessary to authorise such execution and delivery and the performance of such obligations;

(b)	this agreement constitutes its legal, valid and binding obligations in accordance with its terms; and

(c)	the execution and delivery by it of this agreement and the performance of its obligations under it do not and will not conflict with or constitute a default under any provision of:

(i)	its constitutional documents; or

(ii)	any law, lien, lease, order, judgment, award, injunction, decree, ordinance or regulation or any other restriction of any kind or character by which it is bound.

19.	FURTHER ASSURANCE

Each party shall use reasonable endeavours to do and execute and perform all such further deeds, documents, assurances, acts and things as may reasonably be required to give effect to this agreement, and procure the doing of all such acts by any relevant third party.

20.	NOTICES

20.1	Any notice or other communication to be given under this agreement must be in writing (which includes fax and e-mail but not any other form of Electronic Communication) and must be delivered or sent by post or fax to the party to whom it is to be given as follows:

(a)	to Worldpay at:

Address: The Walbrook Building, 25 Walbrook, London, EC4N 8AF, United Kingdom

marked for the attention of Ruwan De Soyza,

with a copy (which shall not constitute notice) to Allen & Overy LLP

Address: One Bishops Square, London, E1 6AD, United Kingdom

Fax: +44 203 088 0088

Email: Duncan.Bellamy@AllenOvery.com / Seth.Jones@AllenOvery.com

marked for the attention of Duncan Bellamy / Seth Jones,

(b)	to Vantiv / Vantiv Bidco at:

Address: 8500 Governor’s Hill Drive, Maildrop 1GH1Y1, Cincinnati, OH 45249-1384, United States of America

Fax: +1 513 900 5200

Email: Ned.Greene@vantiv.com / Jared.Warner@vantiv.com

marked for the attention of Ned Greene / Jared Warner,

with a copy (which shall not constitute notice) to Skadden, Arps, Slate, Meagher and Flom (UK) LLP

Address: 40 Bank Street, Canary Wharf, London, E14 5DS, United Kingdom

Fax: +44 207 072 7187

Email: Scott.Hopkins@skadden.com / Linda.Davies@skadden.com

marked for the attention of Scott Hopkins / Linda Davies,

or at any such other address, email address or fax number of which it shall have given notice for this purpose to the other parties under this clause. Any notice or other communication sent by post shall be sent by an internationally recognised courier company to the party due to receive the notice. Where the Notice is given by email, the Notice must also be sent by hand or recorded delivery to the relevant party as set out in this clause 20 by 5.30pm on the first Business Day after the day on which the email was sent (local time to the sender).

20.2	Any notice or other communication shall be deemed to have been given:

(a)	if delivered, on the date of delivery; or

(b)	if sent by courier, on signature of delivery receipt; or

(c)	if sent by email, at the time the email containing or attaching the Notice was sent, as recorded on the email of the sender’s mail server, provided that receipt shall not occur if the sender receives an automated message indicating that the message has not been delivered to the recipient; or

(d)	if sent by fax, on the date of transmission, if transmitted before 3.00 p.m. on any Business Day, and in any other case on the Business Day following the date of transmission.

20.3	In proving the giving of a notice or other communication, it shall be sufficient to prove that delivery was made or that the envelope containing the communication was properly addressed and delivered to or collected by the relevant courier company or that the fax was properly addressed and transmitted, as the case may be.

20.4	This clause shall not apply in relation to the service of any claim form, notice, order, judgment or other document relating to or in connection with any proceedings, suit or action arising out of or in connection with this agreement.

21.	ASSIGNMENTS

No party may, without the prior consent of each other party, assign, grant any security interest over, hold on trust or otherwise transfer the benefit of this agreement.

22.	GENERAL

22.1	Except as otherwise expressly provided in this agreement, each party shall pay the costs and expenses incurred by it in connection with the entering into and completion of this agreement.

22.2	This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same agreement, and any party (including any duly authorised representative of a party) may enter into this agreement by executing a counterpart. Delivery of an executed counterpart by email (pdf) or facsimile shall be effective as delivery of a manually executed counterpart of this agreement.

22.3	The rights of each party under this agreement:

(a)	may be exercised as often as necessary;

(b)	except as otherwise expressly provided by this agreement, are cumulative and not exclusive of rights and remedies provided by law; and

(c)	may be waived only in writing and specifically.

Delay in exercising or non-exercise of any such right is not a waiver of that right.

22.4	Unless otherwise expressly provided for in this agreement, a person who is not a party to this agreement may not enforce any of its terms under the Contracts (Rights of Third Parties) Act 1999.

22.5	Any variation of this agreement shall not be binding on the parties unless such variation is set out in writing, expressed to vary this agreement, and signed by authorised representatives of each party.

22.6	If at any time any provision of this agreement is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, that shall not affect or impair:

(a)	the legality, validity or enforceability in that jurisdiction of any other provision of this agreement; or

(b)	the legality, validity or enforceability under the law of any other jurisdiction of that or any other provision of this agreement.

22.7	Nothing in this agreement shall be deemed to constitute a partnership between any of the parties nor constitute any party the agent of any other party for any purpose.

22.8	Each notice or other communication under or in connection with this agreement shall be in English.

23.	WHOLE AGREEMENT

23.1	This agreement contains the whole agreement between the parties relating to the transactions contemplated by this agreement and supersedes all previous agreements, whether oral or in writing, between the parties relating to these transactions except the Confidentiality Agreement. Except as required by statute, no terms shall be implied (whether by custom, usage or otherwise) into this agreement.

23.2	Each party:

(a)	acknowledges that in agreeing to enter into this agreement it has not relied on any express or implied representation, warranty, collateral contract or other assurance made by or on behalf of any other party before the entering into of this agreement;

(b)	waives all rights and remedies which, but for this clause 23.2, might otherwise be available to it in respect of any such express or implied representation, warranty, collateral contract or other assurance; and

(c)	acknowledges and agrees that no such express or implied representation, warranty, collateral contract or other assurance may form the basis of, or be pleaded in connection with, any claim made by it under or in connection with this agreement.

23.3	Nothing in this clause limits or excludes any liability for fraud.

24.	GOVERNING LAW AND JURISDICTION

24.1	This agreement and any non-contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with English law.

24.2	The English courts have exclusive jurisdiction to settle any dispute arising out of or in connection with this agreement (including a dispute relating to any non-contractual obligations arising out of or in connection with this agreement) and the parties submit to the exclusive jurisdiction of the English courts.

24.3	Vantiv irrevocably appoints Vantiv Bidco as its agent in England for service of process.

24.4	The parties waive any objection to the English courts on grounds that they are an inconvenient or inappropriate forum to settle any such dispute.

AS WITNESS this agreement has been signed by the parties (or their duly authorised representatives) on the date stated at the beginning of this agreement.

SCHEDULE 1

WORLDPAY EMPLOYEE ARRANGEMENTS AND SHARE PLANS

1.	Worldpay Share Plans

1.1	Worldpay, Vantiv and Vantiv Bidco each agree that, in accordance with and to the extent permitted under the provisions of the Worldpay Share Plans the provisions of this Schedule will apply to participants in the Worldpay Share Plans. The provisions will not apply to any participant where the application would cause adverse tax consequences (including social security or other similar charges) for the participant (as determined by Worldpay and Vantiv), and the participant will be dealt with in accordance with the rules of the relevant plan (or as otherwise agreed by Worldpay and Vantiv). References to participants in the Worldpay Share Plans and to Worldpay’s employees (as applicable) shall include the executive directors of Worldpay, unless otherwise stated.

1.2	If the Transaction is effected by way of Scheme, Worldpay, Vantiv and Vantiv Bidco agree that shareholder approval will be sought for an amendment to the articles of association of Worldpay: (a) to give effect to the arrangements set out in this Schedule 1; and (b) so that any Worldpay Shares issued after the Scheme Record Time pursuant to the exercise of options or vesting of awards under the Worldpay Share Plans will be compulsorily acquired by Vantiv Bidco on the same terms as were available to other Worldpay Shareholders under the Scheme.

1.3	Worldpay agrees to co-operate with, and use its reasonable endeavours to provide such details to, Vantiv in relation to the Worldpay Share Plans as Vantiv may reasonably request in order for Vantiv Bidco to make, appropriate proposals to the participants in the Worldpay Share Plans, as provided for in Rule 15 of the Code (the Proposals), and as set out in this Schedule. This Schedule sets out the parties’ agreement on the material aspects of the Proposals, but the precise details will be confirmed and contained in the Proposals. The parties agree that the Proposals will be sent to participants in the Worldpay Share Plans at the same time as, or as soon as practicable after, the Scheme Document (or Offer Document, as applicable) is published. Vantiv and Vantiv Bidco agree that the terms of the communications will be agreed with Worldpay before they are despatched and, if requested by Worldpay, the Proposals (or some of them) will take the form of a joint proposal to participants from Vantiv Bidco and Worldpay. Any payments made to participants pursuant to the Proposals will, where practicable or appropriate, be paid through the applicable Worldpay Group payroll to enable the correct amounts of any income tax, social security contributions (and/or similar liabilities in any jurisdiction) to be accounted for to any tax authority, as appropriate.

1.4	Worldpay has confirmed and provided Vantiv with accurate details of all subsisting options and awards to acquire or subscribe for Worldpay Shares under the Worldpay Share Plans (including phantom options or awards) as at the date of this agreement, together with all options and awards (including phantom options or awards) currently expected to be granted between the date of this agreement and the Effective Date. Worldpay has further confirmed and provided Vantiv with accurate details of all the assets and liabilities of the Worldpay EBT and Worldpay and Vantiv agree that subject to Worldpay’s ability to make recommendations to the trustee of the Worldpay EBT to use any unallocated Worldpay Shares held by the EBT to satisfy the options and awards vesting in the ordinary course prior to the Effective Date, any Vantiv Stock issued or transferred to the trustee of the EBT as part of the Transaction, can be used to satisfy the rollover awards proposed in Section 2 of this Schedule 1 as and when required.

1.5

Other than as already confirmed and provided to Vantiv in accordance with paragraph 1.4 above, Worldpay confirms that as at the date of this agreement it does not intend to grant any further options or awards to acquire or subscribe for Worldpay Shares (including phantom options or awards) before the Transaction becomes Effective. Vantiv and Vantiv Bidco each acknowledge that before the Transaction becomes Effective, the Board of Worldpay (and, where appropriate, the Worldpay remuneration committee) may continue to operate the Worldpay Share Plans in the ordinary course of business as it sees fit, applying reasonable discretion and in accordance with the rules of the relevant Worldpay Share Plan, including by granting awards to new hires and relevant promotees in accordance with customary practice and satisfying the exercise of any options or vesting of any awards granted under a Worldpay Share Plan with newly issued shares.

1.6	Without the prior agreement of Vantiv, the Board of Worldpay, or where appropriate the Worldpay remuneration committee, will not amend the rules of any of the Worldpay Share Plans (and/or the terms of any options or awards granted under them) in connection with the fulfilment of existing awards under the Transaction other than: (a) to preserve or facilitate the availability of tax-advantaged exercise or vesting for participants of the Worldpay Group plc Savings-Related Share Option Scheme and/or the Worldpay Group plc US Employee Stock Purchase Plan; (b) to give effect to the Proposals or (c) to make any amendments of a purely administrative nature.

1.7	Vantiv and Vantiv Bidco each acknowledge the importance and value of Worldpay’s employee share based incentive arrangements and confirm that they will, as soon as practicable following completion of the Transaction, endeavour to put in place share based arrangements for Worldpay’s employees or extend Vantiv’s own share based arrangements to Worldpay’s employees under which Worldpay’s employees will be eligible to participate at the same or similar level in arrangements which are, so far as possible, the same as the share based arrangements in which they currently participate, subject always to the absolute discretion of the Vantiv compensation committee

1.8	Participants who have ceased to be Worldpay employees, as at the date of this agreement, but who have been permitted to retain their options or awards under the Worldpay Share Plans in accordance with the respective plan rules, will be subject to the terms of this Schedule in respect of those awards (as applicable). Participants who cease (or agree to cease) to be Worldpay employees between the date of this agreement and the Effective Date, will be treated in accordance with (i) the termination provisions in the applicable Worldpay Share Plan rules and (ii) ordinary course Worldpay practice, including (if applicable) pro-rating for time, and, subject to the foregoing, if they are permitted to retain all or a proportion of their options or awards following the cessation of their employment, they will also be subject to the terms of this Schedule (unless otherwise agreed between Worldpay and Vantiv) (as applicable).

2.	Treatment of specific Worldpay Share Plans

2.1	The PSP

2016 Awards

(a)	The Worldpay remuneration committee will test the performance conditions relating to the 2016 PSP Awards shortly before the Effective Date and determine whether and to what extent the performance conditions have been satisfied (by reference to a reduced performance period ending on the Effective Date) (the “Performance Assessed 2016 PSP Awards”). No discretion shall be applied to increase the extent to which the 2016 PSP Awards will be capable of vesting once performance has been assessed save that the number of shares that will be capable of vesting for these purposes will also include a number in respect of any dividend equivalents accrued in accordance with the rules of the PSP. Any part of a 2016 PSP Award that is not capable of vesting as a result of this assessment, will immediately lapse.

(b)	Each holder of a Performance Assessed 2016 PSP Award as at the Effective Date) will receive an award in respect of Vantiv Stock in exchange for their Performance Assessed 2016 PSP Award (each a “2016 Rollover PSP Award”) on the following terms:

(i)	the number of Vantiv Stock subject to each 2016 Rollover PSP Award will be calculated by using the following formula: (B x £C) / £D = E, where:

‘B’ is the number of Worldpay Shares subject to the Performance Assessed 2016 PSP Award (including any accrued dividend equivalents thereon);

‘£C’ is the aggregate value of (i) the cash and (ii) the closing price of the Vantiv Stock payable to Worldpay Shareholders per Worldpay Share on the Effective Date (which price will be converted into pounds sterling using the exchange rate on Bloomberg at 6.00pm (GMT) on the Effective Date);

‘£D’ is the closing price of a Vantiv Stock on the Effective Date (which price will be converted into pounds sterling using the exchange rate on Bloomberg at 6.00pm (GMT) on the Effective Date); and

‘E’ is the number of Vantiv Stock subject to the 2016 Rollover PSP Award, rounded down to the nearest whole share.

(ii)	All other material terms and conditions of the original Performance Assessed 2016 PSP Awards (including the right to dividend equivalents, should dividends become payable) will continue to apply to the 2016 Rollover PSP Awards SAVE THAT (i) no further performance conditions or re-testing of performance conditions will apply (ii) vesting will take place on the third anniversary of the date of grant of the original 2016 PSP Award and (iii) if the holder of a 2016 Rollover PSP Award ceases to be an employee before the vesting and/or exercise dates for any reason other than as a Bad Leaver, the holder’s 2016 Rollover PSP Award will not lapse, but continue to vest on the third anniversary of the original date of grant in accordance with its terms. Any 2016 Rollover PSP Award held by a Bad Leaver will lapse and cease to be exercisable in its entirety.

(iii)	In accordance with the rules of the PSP, any Performance Assessed 2016 PSP Awards that are not exchanged for awards over Vantiv Stock on the terms set out above will lapse on the Effective Date.

2017 Awards

(c)	The Worldpay remuneration committee will test the performance conditions relating to the 2017 PSP Awards shortly before the Effective Date in respect of 1/3 of the 2017 PSP Awards and determine whether and to what extent the performance conditions have been satisfied (by reference to a reduced performance period ending on the earlier of 31 December 2017 or the Effective Date). No discretion shall be applied to increase the extent to which this 1/3 of the 2017 PSP Awards will be capable of vesting once performance has been assessed save that the number of shares that will be capable of vesting for these purposes will also include a number in respect of any dividend equivalents accrued in accordance with the rules of the PSP. Any part of the 2017 PSP Award that is capable of vesting as a result of this assessment will be referred to in this Schedule 1 as a “Performance Assessed 2017 PSP Award”. Any part of the 2017 PSP Award that is not capable of vesting as a result of this assessment will immediately lapse. The remaining 2/3 of the 2017 PSP Award will not be subject to performance assessment at this time and will be referred to in this Schedule 1 as a “Future Performance 2017 PSP Award”.

(d)	Each holder of a Performance Assessed 2017 PSP Award as at the Effective Date will receive an award in respect of Vantiv Stock in exchange for their Performance Assessed 2017 PSP Award (each a “2017 Performance Assessed Rollover PSP Award”) on the following terms:

(i)	the number of Vantiv Stock subject to each 2017 Performance Assessed Rollover PSP Award will be calculated by using the following formula: (B x £C) / £D = E, where:

‘B’ is the number of Worldpay Shares subject to the Performance Assessed 2017 PSP Award (including any accrued dividend equivalents thereon);

‘£C’ is the aggregate value of (i) the cash and (ii) the closing price of the Vantiv Stock payable to Worldpay Shareholders per Worldpay Share on the Effective Date (which price will be converted into pounds sterling using the exchange rate on Bloomberg at 6.00pm (GMT) on the Effective Date);

‘£D’ is the closing price of a Vantiv Stock on the Effective Date (which price will be converted into pounds sterling using the exchange rate on Bloomberg at 6.00pm (GMT) on the Effective Date); and

‘E’ is the number of Vantiv Stock subject to the 2017 Performance Assessed Rollover PSP Award, rounded down to the nearest whole share.

(ii)	All other material terms and conditions of the original 2017 PSP Award (including the right to dividend equivalents, should dividends become payable) will continue to apply to the 2017 Performance Assessed Rollover PSP Awards including the original vesting and exercise periods SAVE THAT (i) no further performance conditions or re-testing of performance conditions will apply and (ii) if the holder of a 2017 Performance Assessed Rollover PSP Award ceases to be an employee prior to the vesting and/or exercise dates for any reason other than as a Bad Leaver, the holder’s 2017 Performance Assessed Rollover PSP Award will not lapse, but continue to vest on the original vesting date in accordance with its terms. Any 2017 Performance Assessed Rollover PSP Award held by a Bad Leaver shall lapse and cease to be exercisable in its entirety.

(e)	Each holder of a Future Performance 2017 PSP Award as at the Effective Date will receive an award in respect of Vantiv Stock in exchange for their Future Performance 2017 PSP Award (each a “2017 Future Performance Rollover PSP Award”) on the following terms:

(i)	the number of Vantiv Stock subject to each 2017 Future Performance Rollover PSP Award shall be calculated by using the following formula: (B x £C) / £D = E, where:

‘B’ is the number of Worldpay Shares subject to the Future Performance 2017 PSP Award (inclusive of any accrued dividend equivalents);

‘£C’ is the aggregate value of (i) the cash and (ii) the closing price of the Vantiv Stock payable to Worldpay Shareholders per Worldpay Share on the Effective Date (which price will be converted into pounds sterling using the exchange rate on Bloomberg at 6.00pm (GMT) on the Effective Date);

‘£D’ is the closing price of a Vantiv Stock on the Effective Date (which price will be converted into pounds sterling using the exchange rate on Bloomberg at 6.00pm (GMT) on the Effective Date); and

‘E’ is the number of Vantiv Stock subject to the 2017 Future Performance Rollover PSP Award, rounded down to the nearest whole share.

(ii)	All other material terms and conditions of the original 2017 PSP Award (including the right to dividend equivalents, should dividends become payable) will continue to apply to the 2017 Future Performance Rollover PSP Awards including the original vesting and exercise periods, SAVE THAT (i) vesting shall be made subject to the satisfaction of the same performance conditions as those that apply to the Vantiv long term incentive awards that were granted by Vantiv to its own employees in February 2017 (or any subsequently adjusted performance conditions in light of the newly enlarged group) (ii) Vantiv reserves the right to permit vesting on the earlier of March 15, 2020 or the original vesting date; and (iii) if the holder of a 2017 Future Performance Rollover PSP Award ceases to be an employee prior to the vesting and/or exercise dates for any reason he will be subject to the same termination provisions as those that apply under the Vantiv stock incentive plan, save that pro-rating for time will apply in respect of the period of time that has elapsed between the Effective Date and the date of termination as compared to the period of time between the Effective Date and the original vesting date.

(iii)	In accordance with the rules of the PSP, any 2017 PSP Awards that are not exchanged for awards over Vantiv Stock in accordance with the above terms will lapse on the Effective Date.

2.2	DBSP and TAP Awards

(a)	Each holder of a DBSP Award and/or TAP Award as at the Effective Date will receive an award in respect of Vantiv Stock in exchange for their DBSP Award and/or TAP Awards (as applicable) (each a “Rollover DBSP Award” and/or a “Rollover TAP Award”) on the following terms. The number of Worldpay shares that are exchanged will include a number in respect of any dividend equivalents to the extent provided for under the terms of the relevant DBSP or TAP Award respectively:

(i)	the number of Vantiv Stock subject to each Rollover DBSP Award or Rollover TAP Award (as applicable) will be calculated by using the following formula: (B x £C) / £D = E, where:

‘B’ is the number of Worldpay Shares subject to the original DBSP Award or TAP Award (as applicable) (including any accrued dividend equivalents thereon);

‘£C’ is the aggregate value of (i) the cash and (ii) the closing price of the Vantiv Stock payable to Worldpay Shareholders per Worldpay Share on the Effective Date (which price will be converted into pounds sterling using the exchange rate on Bloomberg at 6.00pm (GMT) on the Effective Date);

‘£D’ is the closing price of a Vantiv Stock on the Effective Date (which price will be converted into pounds sterling using the exchange rate on Bloomberg at 6.00pm (GMT) on the Effective Date); and

‘E’ is the number of Vantiv Stock subject to the Rollover DBSP Award or Rollover TAP Award (as applicable), rounded down to the nearest whole share.

(ii)

All other material terms and conditions of the original DBSP Awards and/or TAP Awards (as applicable) (including the right to dividend equivalents, should dividends become payable) will continue to apply including (but not limited to) the original vesting and exercise periods, and in the case of the Rollover TAP Awards the minimum shareholding requirement, SAVE THAT (a) if the holder of a Rollover DBSP Award ceases to be an employee before the original vesting and/or exercise dates for any reason other than as a Bad Leaver (as defined in rule 4.3 of the DBSP), the holder’s entire Rollover DBSP Award will not lapse, but continue to vest on the original vesting date in accordance with its terms; and

(b) if the holder of a Rollover TAP Award ceases to be an employee before the original vesting and/or exercise dates for any reason other than as a Bad leaver (as defined in Schedule 2), the holder’s entire Rollover TAP Award will not lapse, but continue to vest on the original vesting date in accordance with its terms. (a) Any Rollover DBSP Award held by a participant who is a Bad Leaver (as defined in rule 4.3 of the DBSP) and (b) any Rollover TAP Award held by a participant who is a Bad Leaver (as defined in Schedule 2), will lapse and cease to be exercisable in its entirety.

(iii)	In accordance with the rules of the DBSP and TAP respectively, any DBSP Awards and/or TAP Awards that are not exchanged for awards over Vantiv Stock in accordance with the above terms will lapse on the Effective Date.

2.3	CSP

New Joiner CSP Awards

(a)	Worldpay employees who were granted CSP Awards as part of their recruitment package, and who continue to hold such CSP Awards as at the Effective Date will receive an award in respect of Vantiv Stock in exchange for their CSP Awards (each a “New Joiner Rollover CSP Award”) on the following terms. The number of Worldpay Shares that are exchanged will include a number in respect of any dividend equivalents, to the extent provided for under the terms of the relevant CSP Award:

(i)	the number of Vantiv Stock subject to each New Joiner Rollover CSP Award will be calculated by using the following formula: (B x £C) / £D = E, where:

‘B’ is the number of Worldpay Shares subject to the original CSP Award (including any accrued dividend equivalents thereon);

‘£C’ is the aggregate value of (i) the cash and (ii) the closing price of the Vantiv Stock payable to Worldpay Shareholders per Worldpay Share on the Effective Date (which price will be converted into pounds sterling using the exchange rate on Bloomberg at 6.00pm (GMT) on the Effective Date);

‘£D’ is the closing price of a Vantiv Stock on the Effective Date (which price will be converted into pounds sterling using the exchange rate on Bloomberg at 6.00pm (GMT) on the Effective Date); and

‘E’ is the number of Vantiv Stock subject to the New Joiner Rollover CSP Award, rounded down to the nearest whole share.

(ii)	All other material terms and conditions of the original CSP Awards to which the New Joiner Rollover CSP Awards relate (including the right to dividend equivalents, should dividends become payable) will continue to apply including (but not limited to) the original vesting periods, SAVE THAT if the holder of a New Joiner Rollover CSP Award ceases to be an employee before the original vesting date for any reason other than as a Bad Leaver, the New Joiner Rollover CSP Award will not lapse, but continue to vest in accordance with its terms on its original vesting date subject to pro-rating for time which will apply in respect of the period of time that has elapsed since the original date of grant and the date of termination as compared to the original vesting period. Notwithstanding the foregoing, Vantiv reserves the right, in its absolute discretion, to permit vesting in full (as it sees fit on a case by case basis). Any New Joiner Rollover CSP Award held by a Bad Leaver will lapse and cease to be exercisable in its entirety.

General CSP Awards

(b)	All other holders of CSP Awards who continue to hold such CSP Awards as at the Effective Date will receive an award in respect of Vantiv Stock in exchange for their CSP Awards (each a “Rollover CSP Award”) on the following terms. The number of Worldpay Shares that are exchanged will include a number in respect of any dividend equivalents, to the extent provided for under the terms of the relevant CSP Award:

(i)	the number of Vantiv Stock subject to each Rollover CSP Award will be calculated by using the following formula: (B x £C) / £D = E, where:

‘B’ is the number of Worldpay Shares subject to the original CSP Award (including any accrued dividend equivalents thereon);

‘£C’ is the aggregate value of (i) the cash and (ii) the closing price of the Vantiv Stock payable to Worldpay Shareholders per Worldpay Share on the Effective Date (which price will be converted into pounds sterling using the exchange rate on Bloomberg at 6.00pm (GMT) on the Effective Date);

‘£D’ is the closing price of a Vantiv Stock on the Effective Date (which price will be converted into pounds sterling using the exchange rate on Bloomberg at 6.00pm (GMT) on the Effective Date); and

‘E’ is the number of Vantiv Stock subject to the Rollover CSP Award, rounded down to the nearest whole share.

(ii)	All other material terms and conditions of the original CSP Awards (including the right to dividend equivalents, should dividends become payable) will continue to apply including (but not limited to) the original vesting periods, save that:

(A)	for CSP Awards granted in 2016, if the holder of a Rollover CSP Award ceases to be an employee before the original vesting or exercise dates for any reason other than as a Bad Leaver, (i) 2/3rd of the holder’s CSP Award will not lapse, but continue to vest on the original vesting date in accordance with its terms and (ii) the remaining 1/3rd of the holder’s CSP Award will not lapse, but continue to vest on the original vesting date in accordance with its terms subject to pro-rating by reference to the period of time that has elapsed between the Effective Date and the date of termination as compared to the period of time between the Effective Date and the original vesting date;

(B)	for CSP Awards granted in 2017, if the holder of a Rollover CSP Award ceases to be an employee before the original vesting or exercise dates for any reason other than as a Bad Leaver, (i) 1/3rd of the holder’s CSP Award will not lapse, but continue to vest on the original vesting date in accordance with its terms and (ii) the remaining 2/3rd of the holder’s CSP Award will not lapse, but continue to vest on the original vesting date in accordance with its terms subject to pro-rating by reference to the period of time that has elapsed between the Effective Date and the date of termination as compared to the period of time between the Effective Date and the original vesting date; and

(C)	In all cases, any Rollover CSP Award held by a Bad Leaver will lapse and cease to be exercisable in its entirety.

(c)	In accordance with the rules of the CSP any CSP Awards that are not exchanged for awards over Vantiv Stock in accordance with the above terms will lapse on the Effective Date.

2.4	SAYE Awards

(a)	Vantiv and Worldpay agree that holders of SAYE Awards will become entitled to exercise their SAYE Awards in connection with the Transaction and receive the same consideration in respect of the Worldpay Shares that they acquire under such SAYE Awards as is offered to Worldpay Shareholders;

(b)	Notwithstanding the foregoing, Vantiv will offer each holder of an SAYE Award as at the Effective Date as an alternative to exercise, the opportunity to exchange their SAYE Award for an award in respect of Vantiv Stock (each a “Rollover SAYE Award”) on the following terms (or as otherwise agreed with HM Revenue & Customs):

(i)	the number of Vantiv Stock subject to each Rollover SAYE Award will be calculated by using the following formula: (B x £C) / £D = E, where:

‘B’ is the maximum number of Worldpay Shares subject to the original SAYE Award

‘£C’ is the aggregate value of (i) the cash and (ii) the closing price of the Vantiv Stock payable to Worldpay Shareholders per Worldpay Share on the Effective Date (which price will be converted into pounds sterling using the exchange rate on Bloomberg at 6.00pm (GMT) on the Effective Date);

‘£D’ is the closing price of a Vantiv Stock on the Effective Date (which price shall be converted into pounds sterling using the exchange rate on Bloomberg at 6.00pm (GMT) on the Effective Date); and

‘E’ is the number of Vantiv Stock subject to the Rollover SAYE Award, rounded down to the nearest whole share.

(ii)	All other terms and conditions of the original SAYE Awards will continue to apply including (but not limited to) the original vesting and exercise periods, the aggregate exercise price payable and the terms and conditions of the original savings contract.

(iii)	Vantiv and Worldpay agree that in accordance with the rules of the SAYE, any SAYE Awards that are not exchanged for awards over Vantiv Stock in accordance with the above terms will cease to be capable of exercise by no later than 6 months following court sanction of the Scheme (or, 6 months following the Offer becoming unconditional) (as applicable),at which point they will lapse (to the extent not exercised).

(iv)	Worldpay does not currently intend to make any further offering under the SAYE before the Effective Date.

2.5	ESPP Awards

(a)	Vantiv and Worldpay agree that the current ESPP offering period will come to an end before the Effective Date and holders of ESPP Awards will be entitled to participate in the Transaction and receive the same consideration in respect of the Worldpay Shares that they acquire under such ESPP Awards as is offered to Worldpay Shareholders.

(b)	Worldpay does not currently intend to make any further offering under the ESPP before the Effective Date.

2.6	Phantom Awards

The provisions of this Schedule shall apply equally to any PSP and CSP Awards that have been granted on ‘phantom’ terms which requires them to be settled in cash that tracks the value of a Worldpay Share, subject to any necessary changes that may be agreed between Worldpay and Vantiv.

2.7	Worldpay Shares held by Persons Discharging Managerial Responsibilities (“PDMRs”)

It is acknowledged that certain PDMRs may voluntarily agree with Vantiv to continue the terms of the lock-up agreement entered into on or around 13 October 2015 in respect of certain of their Worldpay Shares (as regards lock-up only) in respect of the Vantiv Stock that they receive as consideration in the Transaction in exchange for those Worldpay Shares. Specifically, such lock-up arrangements will terminate on 16 October 2018.

3.	Ordinary Course Employment Matters and Changes to Terms and Conditions

3.1	Vantiv and Vantiv Bidco each acknowledge that at any time before the Effective Date, Worldpay is entitled to continue with any remuneration review, bonus arrangements in effect prior to the execution of this agreement and promotion processes each in accordance with normal practice, modified as necessary to have regard to the impact of the Transaction on the ability of relevant employees to satisfy any applicable performance conditions. Vantiv has acknowledged that, for the purpose of protecting the business to be acquired pursuant to the Transaction, Worldpay may make cash retention awards to employees whose recruitment and/or retention is considered critical for (a) achieving the successful completion of the Transaction; and/or (b) business continuity throughout the period up to the Effective Date (the “Retention Bonuses”). The Worldpay executive directors are not expected to receive Retention Bonuses and further awards are not currently intended to be made under the DBSP.

3.2	Vantiv and Vantiv Bidco each acknowledge that certain Worldpay employees will be due to receive bonuses in accordance with their employment contracts and/or Worldpay policies and practices in effect prior to the date of this agreement for 2017 (the “2017 Bonus”). The Worldpay remuneration committee will make a recommendation for the 2017 Bonus payments, acting reasonably. Vantiv acknowledges that the 2017 Bonus will be paid in the normal course. Vantiv and Vantiv Bidco each acknowledge that Worldpay may award Retention Bonuses in respect of the period prior to the Effective Date in accordance with Section 3.1 above and Vantiv agrees to procure that any such bonuses are paid in full to the extent not paid before the Effective Date.

4.	Severance and contractual arrangements

4.1	Vantiv and Vantiv Bidco each agree that for a period of 24 months from the Effective Date, Worldpay Synergy Good Leavers will continue to benefit from terms relating to redundancy and severance which apply as at the date of this agreement, provided that any future options or awards (including phantom options or awards) held by Worldpay employees over (or in respect of) Worldpay Shares or Vantiv Stock, will be governed by and subject to the terms of the applicable options or awards and their respective plan rules from time to time, and as amended by Sections 1 and 2 of this Schedule where applicable.

SCHEDULE 2

INTERPRETATION

1.	In this agreement:

2016 PSP Awards means any award granted in 2016 under the Worldpay Group plc Performance Share Plan and which is subsisting, in accordance with its terms, immediately prior to the Effective Date;

2017 PSP Award means any award granted in 2017 under the Worldpay Group plc Performance Share Plan and which is subsisting, in accordance with its terms, immediately prior to the Effective Date;

Acceptance Condition has the meaning given in subclause 8.2(a);

Act means the Companies Act 2006;

Admission means admission of the New Vantiv Stock to: (a) the standard listing segment of the Official List (in accordance with the Listing Rules and the Financial Services and Markets Act 2000); and (ii) trading on the Main Market (in accordance with the Admission and Disclosure Standards of London Stock Exchange);

Affiliate means in relation to a party, any person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the party, and for these purposes a party shall be deemed to control a person if such party possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of the person, whether through the ownership of over 50 per cent. of the voting securities or the right to appoint over 50 per cent. of the relevant board of directors by contract or otherwise;

Agreed Switch has the meaning given in clause 8.1;

Amended and Restated Certificate of Incorporation means the amended and restated certificate of incorporation of Vantiv dated 21 March 2012;

Announcement means the announcement of a firm intention to proceed with the Transaction issued pursuant to Rule 2.7 of the Code, substantially the form set out in Schedule 3;

Bad Leaver means an employee who is dismissed for Cause or resigns without Good Reason;

Board means the board of directors of the relevant party;

Business Day means a day (other than a Saturday or Sunday) on which banks are generally open in London and New York City for normal business;

Cause means the employee’s misconduct (including but not limited to): (i) dishonesty, fraud, misrepresentation, the commission of a criminal offence or breach of trust; (ii) any material breach of the employee’s terms and conditions of employment; (iii) any material violation of the employer’s policy, rules or regulation; (iv) material failure to perform his or her duties to the satisfaction of his or her employer, as determined by Vantiv acting reasonably; or (v) any other circumstance that Vantiv reasonably considers to amount to gross misconduct or entitle the employer to dismiss the employee without notice or compensation in lieu of notice;

Clearances means any approval, consent, clearance, permission, confirmation, comfort letter and waiver that may need to be obtained and any waiting period that may need to have expired, from or under applicable law, regulations or practices applied by any Relevant Authority (or under any agreement or arrangement to which any Relevant Authority is a party) in each case that are necessary and/or expedient to satisfy one or more of the Regulatory Conditions, and any reference to a Clearance having been “satisfied” shall be construed as meaning that the foregoing have been obtained, or, where appropriate, made or expired;

Code means the City Code on Takeovers and Mergers;

Competing Transaction means an offer, scheme of arrangement, merger, demerger, acquisition or business combination involving Worldpay, the purpose of which is to acquire all or a majority of the issued and to be issued ordinary share capital of Worldpay or all or a majority of its business and assets, whether implemented in a single transaction or a series of transactions;

Conditions means the conditions to implementation of the Transaction which are set out in Appendix I to the Announcement, and any other conditions as may be required by the Panel or agreed in writing by the parties, with such consequential amendments as may be reasonably necessary as a result of any Agreed Switch;

Confidentiality Agreement means the agreement dated 5 January 2016 between the parties to this agreement regulating the disclosure of confidential information between them prior to the date of this agreement;

Court means the High Court of Justice of England and Wales;

CSP Award means any award granted under the Worldpay Group plc Conditional Share Plan and which is subsisting, in accordance with its terms, immediately prior to the Effective Date;

DBSP Award means any award granted on 20 March 2017 under the Worldpay Group plc Deferred Bonus Share Plan and which is subsisting, in accordance with its terms, immediately prior to the Effective Date;

Effective means:

(a)	if the Transaction is implemented by way of the Scheme, the Scheme becoming effective in accordance with its terms; or

(b)	if, following an Agreed Switch, the Transaction is implemented by way of the Offer, the Offer becoming or being declared unconditional in all respects;

Effective Date means:

(a)	if the Transaction is implemented by way of the Scheme, the date on which the Scheme becomes effective in accordance with its terms; or

(b)	if, following an Agreed Switch, the Transaction is implemented by way of the Offer, the date on which such Offer becomes or is declared unconditional in all respects;

Electronic Communication means an electronic communication as defined in the Electronic Communications Act 2000;

ESPP Award means any award granted under the Worldpay Group plc Employee Stock Purchase Plan and which is subsisting, in accordance with its terms, immediately prior to the Effective Date;

Exchange Act means the United States Securities Exchange Act 1934, as amended from time to time, and the rules and regulations promulgated thereunder;

Exchange Agreement means the exchange agreement among, inter alia, Vantiv, Vantiv Holding, LLC, Fifth Third and FTPS Partners, LLC dated 21 March 2012;

FCA means the UK Financial Conduct Authority;

FCA Handbook means the FCA’s handbook of rules and guidance as amended from time to time;

Fifth Third means Fifth Third Bank, a bank chartered under the laws of Ohio;

FSMA means the Financial Services and Markets Act 2000, as amended from time to time;

Good Reason means a resignation in response to: (a) a repudiatory breach of contract by the employee’s employer; (b) a change that Vantiv, acting reasonably, considers to amount to a material diminution in the employee’s overall responsibilities or status (provided that such material diminution shall not include (i) a change of title on its own; (ii) a change in reporting lines on its own; or (iii) the unreasonable refusal of a suitable alternative assignment with commensurate responsibilities, in each case taking into account the increased size and scope of the combined organisation; (c) a material diminution in an employee’s overall remuneration potential; or (e) a relocation of the employee’s principal place of work of more than 50 miles;

Government Authority means any nation or government or any agency or public or regulatory authority, instrumentality, department, commission, court, arbitrator, ministry, tribunal or board of any nation or government or political subdivision thereof, in each case, whether foreign or domestic and whether national, supranational, federal, provincial, state, regional, local or municipal;

Group means, in relation to any person, its subsidiaries, subsidiary undertakings and holding companies and the subsidiaries and subsidiary undertakings of any such holding company;

Indemnified Executives means such executives of Worldpay who, as at the date of this agreement, have a right to be indemnified or are insured in a substantially equivalent manner to the directors and officers of any member of the Worldpay Group;

Law means any applicable statutes, common laws, rules, ordinances, regulations, codes, orders, judgements, injunctions, writs, decrees, governmental guidelines or interpretations having the force of law or bylaws, in each case of a Government Authority;

Listing Documents has the meaning given to is in subclause 6.1(a);

Listing Rules means the listing rules made by the FCA under section 73A of FSMA, as amended from time to time;

London Stock Exchange means London Stock Exchange plc;

Long Stop Date means 31 March 2018 or such later date as may be agreed in writing by Worldpay and Vantiv with the Panel’s consent and as the Court may approve (if such consent or approval is required);

Main Market means the main market for listed securities operated by the London Stock Exchange;

New Vantiv Stock means the shares in common stock of Vantiv to be issued to Worldpay Shareholders pursuant to the Scheme (or the Offer following an Agreed Switch, as the case may be);

Notice has the meaning given to it in clause 20.1;

Offer should the Transaction be effected by way of a takeover offer (as that term is defined in section 974 of the Act) following an Agreed Switch, means the offer to be made by Vantiv or Vantiv Bidco, for all of the Worldpay Shares not already owned by Vantiv or any associate (as that term is defined in section 988 of the Act) of Vantiv, on the terms and subject to the conditions to be set out in the related Offer Document and form of acceptance including, where the context requires, any subsequent revision, variation, extension or renewal thereof;

Offer Document means the document despatched to (among others) the Worldpay Shareholders under which any Offer would be made;

Panel means the UK Panel on Takeovers and Mergers;

Personnel in relation to any person, means its board of directors, members of their immediate families, related trusts and persons acting in concert with them, as such expressions are construed in accordance with the Code;

Proposals has the meaning given to it in paragraph 1.3 of Schedule 1;

Proxy Approval means the approval of the Proxy Statement by the SEC;

Proxy Statement has the meaning given to it in subclause 4.1(a);

Registration Statement has the meaning given to it in subclause 8.3(a)(i);

Regulatory Conditions means the conditions to Scheme (or the Offer, as the case may be) which are set out in in paragraphs (b) to (f) (inclusive) of Part A of Appendix I to the Announcement;

Regulatory Information Service means a regulatory information service as defined in the FCA Handbook;

Relevant Authority means any central bank, ministry, governmental, quasigovernmental, supranational (including the European Union), statutory, regulatory or investigative body, authority or tribunal (including any national or supranational antitrust, competition or merger control authority, any sectoral ministry or regulator and any foreign investment review body), national, state, municipal or local government (including any subdivision, court, tribunal, administrative agency or commission or other authority thereof), any entity owned or controlled by them, any private body exercising any regulatory, taxing, importing or other authority, trade agency, association, institution or professional or environmental body in any jurisdiction;

Sanction Hearing means the Court hearing at which Worldpay will seek an order sanctioning the Scheme pursuant to Part 26 of the Act;

SAYE Award means any option granted on 29 September 2016 under the Worldpay Group plc Savings-Related Share Option Scheme and which is subsisting, in accordance with its terms, immediately prior to the Effective Date;

Scheme means a court-sanctioned scheme of arrangement pursuant to Part 26 of the Act to implement the Transaction;

Scheme Conditions means the conditions to implementation of the Transaction which are set out in paragraph (a) of Part A of Appendix I to the Announcement;

Scheme Document means the circular to be addressed to the Worldpay Shareholders setting out, among other things, the details of the Transaction, the terms and conditions of the Scheme and the particulars required pursuant to Part 26 of the Act, and includes any revised or supplementary scheme document;

Scheme Record Time means the time and date specified as such in the Scheme Document or such later time as Worldpay, Vantiv and Vantiv Bidco may agree;

SEC means the US Securities and Exchange Commission;

Second Amended and Restated Limited Liability Company Agreement means the amended and restated limited liability company agreement of Vantiv Holding, LLC among, inter alia, Vantiv, Vantiv Holding, LLC, Fifth Third and FTPS Partners, LLC dated 21 March 2012;

Securities Act means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

Shareholder Approval Condition means any condition set out in paragraphs (a) and (g) of Part A of Appendix I to the Announcement or, following an Agreed Switch, any equivalent condition;

Supplemental Prospectus means any supplemental prospectus required to be published in connection with Admission;

Synergy Good Leaver means an employee who is dismissed by reason of redundancy (as defined in Section 139(1) Employment Rights Act 1996) or who resigns for Good Reason in each case within 24 months of the Effective Date;

TAP Award means any award granted on 16 October 2015 under the Worldpay Group plc Transitional Award Plan and which is subsisting, in accordance with its terms, on the Effective Date;

Transaction means the proposed acquisition by Vantiv and Vantiv Bidco of the entire issued and to be issued ordinary share capital of Worldpay, to be implemented by means of the Scheme or, should Vantiv so elect in accordance with the terms of this agreement and with the consent of the Panel, by means of the Offer;

Transaction Agreement means the transaction agreement entered into among Vantiv, Vantiv Holding, LLC and Fifth Third dated on or about the date of this agreement. Worldpay Court Meeting means the meeting or meetings of the Worldpay Shareholders to be convened by the Court pursuant to Part 26 of the Act for the purpose of considering, and if thought fit approving, the Scheme, including any adjournment, postponement or reconvention of any such meeting, notice of which shall be contained in the Scheme Document;

Vantiv Adverse Recommendation Change means any failure to include the Vantiv Recommendation in the Proxy Statement (including an announcement by Vantiv that it will not convene the Vantiv Stockholder Meeting), or any withdrawal, modification or qualification without Worldpay’s consent of the Vantiv Recommendation or any failure to reaffirm or re-issue the Vantiv Recommendation within two Business Days of Worldpay’s request to do so;

Vantiv Documents has the meaning given to it in subclause 4.1(a);

Vantiv Group means Vantiv and its Group;

Vantiv Prospectus means the prospectus required to be published by Vantiv in connection with Admission;

Vantiv Recommendation means the unanimous and unconditional recommendation of the Board of Vantiv of the approval of the issue of the New Vantiv Stock (provided that the recommendation will still be considered unanimous and unconditional if the director of Vantiv nominated by Fifth Third (if any) abstains or recuses himself from any such decision for reasons other than objection to the Transaction);

Vantiv Stock means the shares of Class A common stock of Vantiv issued and outstanding;

Vantiv Stockholder Approval means the approval of the issue of the New Vantiv Stock by the affirmative vote of a majority of votes cast;

Vantiv Stockholder Meeting means a meeting of the Vantiv Stockholders (including such meeting as any adjourned or postponed in accordance with the terms of this agreement) for the purpose of obtaining the Vantiv Stockholder Approval;

Vantiv Stockholders means holders of Vantiv Stock;

Worldpay Directors means the directors of Worldpay from time to time;

Worldpay EBT means the Worldpay employee benefit trust;

Worldpay General Meeting means any meeting of the Worldpay Shareholders to be convened for the purpose of considering, and if thought fit approving, the shareholder resolutions necessary to enable Worldpay to implement the Scheme, including any adjournment, postponement or reconvention of any such meeting, notice of which shall be contained in the Scheme Document;

Worldpay Group means Worldpay and its Group;

Worldpay Information means the information solely relating to Worldpay to be included in the Offer Document and for which Worldpay and the Worldpay Directors will take responsibility;

Worldpay Recommendation means the unanimous and unconditional recommendation of the Board of Worldpay to the Worldpay Shareholders to vote in favour of the Scheme (or, following an Agreed Switch, accept the Offer);

Worldpay Share Plans means the Worldpay Group plc Conditional Share Plan (CSP), the Worldpay Group plc Deferred Bonus Share Plan (DBSP), the Worldpay Group plc Performance Share Plan (PSP), the Worldpay Group plc Savings-Related Share Option Scheme (SAYE), the Worldpay Group plc US Employee Stock Purchase Plan (ESPP) and the Worldpay Group plc Transitional Award Plan (TAP);

Worldpay Shareholder Meetings means the Worldpay General Meeting and the Worldpay Court Meeting;

Worldpay Shareholders means the holders of Worldpay Shares from time to time; and

Worldpay Shares means ordinary shares in the capital of Worldpay from time to time.

2.	In this agreement:

(a)	holding company has the meaning given in section 1159 of the Act;

(b)	subsidiary has the meaning given in section 1159 of the Act;

(c)	subsidiary undertaking has the meaning given in sections 1161 and 1162 of the Act;

(d)	any reference to a person includes a body corporate, unincorporated association of persons (including a partnership), government, state, agency, organisation and any other entity whether or not having separate legal personality, and an individual, his estate and personal representatives;

(e)	subject to clause 21, any reference to a party to this agreement includes the successors and assigns (immediate or otherwise) of that party;

(f)	a person shall be deemed connected with another if that person is connected with that other within the meaning of section 1122 of the Corporation Tax Act 2010;

(g)	the words including and include shall mean including without limitation and include without limitation, respectively;

(h)	any reference importing a gender includes the other genders;

(i)	any reference to a time of day is to London time;

(j)	any reference to £ or pounds sterling is to the lawful currency of the United Kingdom and any reference to $ or USD is to the lawful currency of the United States of America, in each case, from time to time;

(k)	any reference to writing includes typing, printing, lithography and photography but excludes any form of Electronic Communication;

(l)	any reference to a document is to that document as amended, varied or novated from time to time otherwise than in breach of this agreement or that document;

(m)	any reference to a clause, subclause or schedule is to a clause, subclause or schedule of or to this agreement;

(n)	the schedules form part of this agreement;

(o)	the headings do not affect the interpretation of this agreement;

(p)	any reference to a company includes any company, corporation or other body corporate wheresoever incorporated; and

(q)	any reference to a company or firm includes any company or firm in succession to all, or substantially all, of the business of that company or firm.

3.	In this agreement any reference, express or implied, to an enactment (which includes any legislation in any jurisdiction) includes:

(a)	that enactment as amended, extended or applied by or under any other enactment (before, on or after execution of this agreement);

(b)	any enactment which that enactment re-enacts (with or without modification); and

(c)	any subordinate legislation made (before, on or after execution of this agreement) under that enactment, including (where applicable) that enactment as amended, extended or applied as described in paragraph (a) above, or under any enactment which it re-enacts as described in paragraph (b) above.

4.	If there is any conflict or inconsistency between a term in the body of this agreement and a term in any of the schedules or other documents referred to or otherwise incorporated into this agreement, the term in the body of this agreement shall take precedence.

5.	The eiusdem generis rule does not apply to this agreement. Accordingly, specific words indicating a type, class or category of thing do not restrict the meaning of general words following such specific words, such as general words introduced by the word other or a similar expression. Similarly, general words followed by specific words shall not be restricted in meaning to the type, class or category of thing indicated by such specific words.

6.	A reference in this agreement to any English legal term for any action, remedy, method or form of judicial proceeding, legal document, court or any other legal concept or matter will be deemed to include a reference to the corresponding or most similar legal term in any jurisdiction other than England, to the extent that such jurisdiction is relevant to the transactions contemplated by this agreement or the terms of this agreement.

7.	Paragraphs 1 to 6 above apply unless the contrary intention appears.

SCHEDULE 3

ANNOUNCEMENT

SIGNATORIES

WORLDPAY GROUP PLC

By:	/s/ RON KALIFA
Name: Ron Kalifa
Title: Director

VANTIV, INC.

By:	/s/ NELSON F. GREENE
Name: Nelson F. Greene
Title: Chief Legal and Corporate Services Officer and Secretary

VANTIV UK LIMITED

By:	/s/ NELSON F. GREENE
Name: Nelson F. Greene
Title: Director